September 7, 2006
Mr. Larry Spirgel
Assistant Director
United States Securities and
     Exchange Commission
Division of Corporation Finance, AD 11
100 F. Street, N.E., Mail Stop 3561.
Washington, D.C. 20549-3561

Re:	US LEC Corp. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 7, 2006 File No. 0-24161
Dear Mr. Spirgel:
     By letter dated August 7, 2006, US LEC Corp. (the “Company”) notified you that it would respond on or before September 15, 2006 to your letter of August 1, 2006 requesting further information regarding the Company’s recognition of revenue related to disputes with IXCs (the “Comment Letter”).
     The Company has determined that it will not be able to meet the September 15th response date and is requesting an extension to October 15, 2006 to respond to the Comment Letter. The extended time for preparing the Company’s response is due primarily to the Company’s execution of a definitive merger agreement with PAETEC Communications, Inc. on August 11, 2006, a copy of which was filed with a Form 8-K on August 14, 2006. As a result of this planned transaction, the Company’s senior operating and finance officers have been extensively involved in due diligence activities, addressing transition and integration issues, working on financing arrangements and assisting in the preparation of appropriate disclosure documents for shareholder meetings. In addition, many are traveling fairly regularly between the Company’s headquarters in Charlotte, North Carolina and PAETEC’s headquarters in Fairport, New York. Most of the officers involved in these activities are the ones involved in reviewing the Company’s responses to the Comment Letter, gathering or supervising the gathering of the financial data requested in the Comment Letter and working with outside advisors to insure that the Company’s responses are complete and correct.
     The Company will make every effort to respond to the Comment Letter before October 15, but believes an extension to that date is needed in light of the planned business combination and the required commitment of time by the Company’s senior officers and key employees to that project and to responding to the Comment Letter.

Mr. Larry Spirgel
September 7, 2006

     Please advise us by phone or letter if the Company’s requested extended date for responding to the Comment Letter is not acceptable. You may call me at (704) 331-1029 or Tom O’Donnell at (704) 331-3542.
Yours truly,
MOORE & VAN ALLEN PLLC
/s/Barney Stewart III

cc:	Aaron D. Cowell, Jr. J. Lyle Patrick S. Shane Turley Amy G. Radke Thomas H. O’Donnell, Jr. James P. McLoughlin William Sullivan